Exhibit 99.1

IAMGOLD CORPORATION 220 Bay Street, 5th Floor, Toronto ON M5J 2W4 Canada Telephone: (416) 360-4710, Fax: (416) 360-4750, Toll Free 1-888-IMG-9999 website: www.iamgold.com ● E-mail: info@iamgold.com

TSX Trading Symbol: AMEX Trading Symbol: Total Shares Outstanding: Fully Diluted: 52-Week Trading Range:	IMG IAG 146.1MM 151.6MM Cdn$5.75 - $10.99

FOR IMMEDIATE RELEASE: April 18, 2005	No. 5/05

IAMGOLD REPORTS EXCELLENT RESULTS AT QUIMSACOCHA

Toronto, Ontario, April 18, 2005 - IAMGOLD Corporation (“IAMGOLD” or “the Company”) is pleased to announce the results of an additional 13 diamond drill holes on its Quimsacocha project in Ecuador, including an exceptional intersection of 28 metres averaging 61.9 grams per tonne (g/t) gold, 69.5g/t silver and 1.8 % copper in hole 168.

Joe Conway, President and CEO of IAMGOLD, commented on the continued good results from the project, stating: “We are naturally delighted that this year’s drilling at Quimsacocha is confirming the excellent results that we obtained last year. We are particularly excited by the very high grade intersection in hole 168 and that we are beginning to demonstrate that mineralization exists between the D1 and Loma Larga zones. It confirms our belief that Quimsacocha has the potential to develop into an exciting new gold mine.”

The 100%-owned Quimsacocha property, which is located 40 kilometres southwest of the city of Cuenca in southern Ecuador, offers a number of epithermal gold targets, along with silver and copper mineralization. These targets lie within a very large alteration footprint (40 square kilometers) in a volcanic sequence which has been cut by an intrusive pipe complex four kilometers in diameter.

Of the 13 holes reported in this press release, 10 were drilled in the D1 zone, and 3 in the Loma Larga zone or between Loma Larga and D1. The significant results are shown in Table 1 and the collar locations of the inclined drill holes are shown in Figure 1.

Of the holes recently drilled in D1, the most notable result is from hole 168 which had an intersection of 28 metres averaging 61.9 g/t gold, 69.5 g/t silver and 1.8 % copper. A cross section drawn between drill holes 165, 163 and 168 is shown as Figure 2. Within hole 168, there were some exceptional intersections including the following six values above 100 g/t gold:

•	0.8m @ 424 g/t
•	0.5m @ 230 g/t
•	0.8m @ 246 g/t
•	1.0m @ 212 g/t
•	3.7m @ 113 g/t
•	1.9m @ 101 g/t

Hole 168 is situated 75 metres to the north of hole 122 which recorded a 101 metre intersection grading 9.5 g/t gold, 46.7 g/t silver and 0.4% copper. (See press release of August 10, 2004).

The 2005 results from the D1 zone generally confirm the mineralization intersected last year but hole 168 is of particular importance because it demonstrates the presence at Quimsacocha of thick, high-grade zones which can have a substantial positive impact on the economics of the deposit.

The highlights of the reported drilling in this release are:

D1 Zone

•	Hole 154 intersecting 34.3 metres averaging 4.8 g/t gold, 124.0 g/t silver and 0.8 % copper
•	Hole 155 intersecting 73.7 metres averaging 5.7g/t gold, 47.4 g/t silver and 0.3 % copper
•	Hole 156 intersecting 38.6 metres averaging 3.2 g/t gold, 124.3 g/t silver and 0.2 % copper
•	Hole 157 intersecting 58.4 metres averaging 6.0 g/t gold, 80.7 g/t silver and 0.6 % copper
•	Hole 159 intersecting 27.2 metres averaging 4.2 g/t gold, 49.5 g/t silver and 0.6 % copper
•	Hole 160 intersecting 30.2 metres averaging 5.9 g/t gold, 55.3 g/t silver and 0.6 % copper
•	Hole 161 intersecting 34.3 metres averaging 3.1 g/t gold, 24.2 g/t silver and 0.2 % copper
•	Hole 163 intersecting 20.2 metres averaging 10.2 g/t gold, 44.6 g/t silver and 0.4 % copper
•	Hole 165 intersecting 21.6 metres averaging 7.3 g/t gold, 58.8 g/t silver and 0.7 % copper
•	Hole 168 intersecting 28.0 metres averaging 61.9 g/t gold, 69.5 g/t silver and 1.8 % copper

Loma Larga Zone

•	Hole 158 intersecting 9.2 metres averaging 1.0 g/t gold, 7.9 g/t silver and 0.1% copper
•	Hole 162 intersecting 29.1 metres averaging 4.1 g/t gold, 18.7 g/t silver and 0.1% copper
•	Hole 164 intersecting 21.6 metres averaging 5.8 g/t gold, 18.6 g/t silver and 0.3% copper

The first hole drilled at Loma Larga this year, hole 158, was put down to the east of and below the well-mineralized hole 149 which was drilled towards the end of last year. Hole 158 did not intersect significant mineralization and it is thought that the mineralization to the east of hole 149 has been cut by a fault. However, drill holes 162 and 164 to the south west and north west of hole 149 have shown that the Loma Larga mineralization continues.

Drilling will continue at D1 and Loma Larga as part of the US$3.9 million exploration program at Quimsacocha in 2005. A total of 21,000 metres of drilling is planned.

There are three objectives of the 2005 drilling:

•	To complete sufficient in-fill drilling in the D1 zone to enable a resource calculation in the second half of the year.
•	To demonstrate that there is mineralization in the previously untested 250 metre gap between the D1 and Loma Larga zones.
•	To test other zones of strong alteration on the property.

Two drill rigs are presently working on the property. A third one is available for a short period of time and this will be employed to test the Rio Falso alteration zone and geochemical anomaly southwest of Loma Larga.

SGS Lakefield Research and MinnovEX have been contracted to carry out metallurgical tests and samples of drill core are now being collected in the field. The metallurgical results are expected in July.

Table 1
Significant Intersections from 2005 Drilling
At Quimsacocha as Reported on April 18, 2005
(Intersections where gold values are > 5 g/t are highlighted)

Hole	From (m)	To (m)	Length (m)	Gold (g/t)	Silver (g/t)	Copper (%)	Zone
154	133.6	167.9	34.3	4.8	124.0	0.8	D1
including	147.9	161.9	14.0	6.5	117.3	1.4
155	133.9	207.7	73.8	5.7	47.4	0.3	D1
including	146.5	155.4	8.9	8.2	50.9	0.5
including	161.0	167.1	6.1	7.9	61.0	0.5
including	180.3	188.0	7.7	11.2	125.6	1.0
including	202.5	207.7	5.2	10.3	67.2	0.1
156	119.6	158.1	38.5	3.2	124.3	0.2	D1
including	121.5	128.2	6.7	7.9	659.5	0.3
including	137.2	141.1	3.9	7.9	23.1	0.7
157	164.6	223.0	58.4	6.0	80.7	0.6	D1
including	199.0	207.4	8.4	17.1	237.0	2.1
158	212.8	222.0	9.2	1.0	7.9	0.1	Loma Larga
159	153.0	180.2	27.2	4.2	49.5	0.6	D1
and	232.1	236.0	3.9	4.7	58.0	-
160	52.7	61.1	8.4	7.6	6.5	-	D1
including	54.0	57.2	3.2	16.2	5.3
and	130.9	161.1	30.2	5.9	55.3	0.6
including	132.2	137.3	5.1	9.9	36.8	0.4
161	151.0	185.3	34.3	3.1	24.2	0.2	D1
including	153.5	158.8	5.3	5.6	24	0.2
including	173.3	177.9	4.6	6.5	56.3	0.5
162	161.2	190.3	29.1	4.1	18.7	0.1	Loma Larga
including	181.5	190.3	8.8	5.7	35.7	0.1
163	156.9	177.1	20.2	10.2	44.6	0.4	D1
Including	162.1	169.7	7.6	15.9	59.5	0.7
164	110.0	204.5	94.5	2.6	7.5	0.1	Loma Larga
Including	165.4	187.0	21.6	5.8	18.6	0.3
165	169.1	190.7	21.6	7.3	58.8	0.7	D1
Including	185.6	190.2	4.6	9.3	95.4	0.8
166 & 167	Holes abandoned due to technical problems
168	141.2	169.2	28.0	61.9	69.5	1.8	D1
Including	141.7	156.9	15.2	109.8	87.3	2.7

Qualified Person/Quality Control Notes

Analyses of drill core samples were carried out by fire assay at the laboratory of British Standards Institute in Lima, Peru. One hundred and seven duplicate samples were sent to ALS Chemex in Vancouver for check analyses. These duplicate samples included 38 samples from the high-grade zone in hole 168. These check analyses confirm the original results.

The “Qualified Person” reviewing the work at Quimsacocha is Dennis Jones, P. Geo, Vice-President Exploration at IAMGOLD, who as a result of his education, affiliation with a professional association and past relevant work experience, fulfills the requirements to be a “Qualified Person” for the purposes of NI43-101.

This press release includes certain “Forward-Looking Statements” within the meaning of section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential mineralization and reserves, exploration results and future plans and objectives of IAMGOLD, are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from IAMGOLD’s expectations are disclosed under the heading “Risk Factors” and elsewhere in IAMGOLD documents filed from time-to-time with the Toronto Stock Exchange, the United States Securities and Exchange Commission and other regulatory authorities.

For further information please contact:

IAMGOLD Corporation:

Dennis Jones		Grant Edey
Vice President Exploration		Chief Financial Officer
Tel: (416) 360-4710	Fax: (416) 360-4750	Toll-free: 1 888 IMG-9999

Please note:
This entire press release may be accessed via fax, e-mail, IAMGOLD's website at www.iamgold.com and through Canada Newswire's website at www.newswire.ca. All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov.

## Figure1: PLAN VIEW OF DRILL HOLES

Current release
Previously reported
N
D1 ZONE
LOMA LARGA ZONE
SECTION 165-163-168
698 000
698 500
699 000
9 664 500
9 664 000
9 663 500
91
96
110
125
92
111
130
128
112
121
106
109-114
123
113
117-118
119
83
84
87
85-86
120
88
107
89-95
131
124-126
115
127
134
165
163
143
102
133-135
136
132
157
141-142
129-150
159
160-161
167-168
144
147
139
154
103-140
155-156
146
122
108
151-153
137
138
105
101
104
145-148
152
166
164
149
158
162

## Figure 2
## SECTION 165 - 163 - 168

NW
SE
3 800
3 700
3 600
3 800
3 700
3 600
3 500
IQD-165
IQD-163
IQD-168
169.1 - 190.7m
21.6m @ 7.3g/t Au,
58.8g/t Ag, 0.7% Cu
156.9 - 177.1m
20.2m @ 10.2g/t Au
44.6g/t Ag, 0.4% Cu
141.2 - 169.2m
28 m @ 61.9 g/t Au,
69.5g/t Ag, 1.8% Cu
Silicified zone
Fault
0
50
100 m